

03054917


RECEIVED
SEP 8 2003
188
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSCATLAN SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 CALLE 1-04 ZONA 10, EDIFICIO CENTRICA PLAZA, NIVEL 8
(No. and Street)

GUATEMALA CITY (City) GUATEMALA (State) 01010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FEDERICO BAUER RODRIGUEZ 502-250-2040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. GILBERT & COMPANY, CPAs
(Name – *if individual, state last, first, middle name*)

600 WEST HILLSBORO BLVD., #510 (Address) DEERFIELD BEACH (City) FL (State) 33441 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FEDERICO BAUER RODRIGUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSCATLAN SECURITIES CORP, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Ana Luisa Martinez-Mont de Gordillo
Abogada y Notaria

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)

FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
FINANCIAL STATEMENTS

June 30, 2003 and 2002

TABLE OF CONTENTS



J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

600 West Hillsboro Blvd., Suite 510, Deerfield Beach, Florida 33441 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Independent Auditors' Report

Board of Directors
Cuscatlan Securities Corp.

We have audited the accompanying statements of financial condition of Cuscatlan Securities Corp., as of June 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuscatlan Securities Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Gilbert & Company

Deerfield Beach, Florida
August 26, 2003

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
STATEMENTS OF FINANCIAL CONDITION

June 30, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 52,135	$119,707
Deposits with Clearing Organization	416,309	632,326
Receivable – Unsettled Trades	115,362	-
Commissions Receivable from Broker-Dealers	-	753
Securities - Money Funds (Cash Equivalents)	-	97,203
Prepaid Insurance and Other Expenses	1,750	1,410
Prepaid Income Taxes	4,205	-
Furniture and Fixtures, net of Accumulated Depreciation	3,121	5,914
Total Assets	$592,882	$857,313

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Payable to Clearing Organization – Securities Sold, Not Yet Purchased	$115,362	$ -
Accounts Payable and Accrued Expenses	5,649	11,382
Due to Cuscatlan Securities, Ltd.	14,600	-
Due to Cuscatlan Bank and Trust Ltd.	-	407,914
Income Taxes Payable	-	16,728
Total Liabilities	135,611	436,024
Stockholder's Equity:		
Common Stock - $.01 par value, 100,000 shares authorized, 12,500 shares issued and outstanding	125	125
Additional Paid-in Capital	127,326	127,326
Retained Earnings	329,820	293,838
Total Stockholder's Equity	457,271	421,289
Total Liabilities and Stockholder's Equity	$592,882	$857,313

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD)
STATEMENTS OF INCOME

For the Years Ended June 30, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 59,877	$111,234
Transaction Trading	272,248	365,659
Interest and Dividends	11,503	7,987
Other Income	10,604	15,542
	354,232	500,422
Expenses:		
Administration Fees	230,600	345,000
Communications and Data Processing	12,733	12,686
Regulatory and Clearance Fees	24,364	25,483
Other Operating Expenses	36,881	45,834
Interest	5,672	2,840
	310,250	431,843
Income before Income Taxes	43,982	68,579
Income Taxes	8,000	18,500
Net Income	$ 35,982	$ 50,079

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at June 30, 2001	$125	$127,326	$243,759
Net Income	-	-	50,079
Balance at June 30, 2002	125	127,326	293,838
Net Income	-	-	35,982
Balance at June 30, 2003	$125	$127,326	$329,820

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2003 and 2002

Increase (Decrease) in Cash and Cash Equivalents

	2003	2002
Cash Flows from Operating Activities:		
Reconciliation of Net Income to Cash Provided by Operating Activities:		
Net Income	$ 35,982	$ 50,079
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation	2,793	3,216
(Increase) Decrease in Assets:		
Deposits with Clearing Organization	216,017	(407,631)
Receivable – Unsettled Trades	(115,362)	-
Commissions Receivable	753	(753)
Accrued Interest Receivable	-	2,846
Prepaid Insurance and Other Expenses	(340)	63
Prepaid Income Taxes	(4,205)	-
Securities - Stocks	-	203
Increase (Decrease) in Liabilities:		
Payable to Clearing Organization	115,362	(3,995)
Income Taxes Payable	(16,728)	14,180
Accounts Payable and Accrued Expenses	(5,733)	3,610
Due to Cuscatlan Securities Ltd.	14,600	-
Due to Cuscatlan Bank and Trust Ltd.	(407,914)	345,000
Cash Provided by (Used in) Operating Activities	(164,775)	6,818
Net Increase (Decrease) in Cash and Cash Equivalents	(164,775)	6,818
Cash and Cash Equivalents, beginning of year	216,910	210,092
Cash and Cash Equivalents, end of year	$ 52,135	$216,910
Interest Paid	$ 5,672	$ 2,840
Income Taxes Paid	$ 28,933	$ 4,279

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
NOTES TO THE FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Cuscatlan Securities Corp., (the Company) was incorporated in the State of Florida in September 1989. The Company became a member of the National Association of Securities Dealers, Inc. on August 9, 1990, and is registered with the Securities and Exchange Commission. The Company acts as an introducing broker, clearing transactions through Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation (DLJ) and referring customers to DLJ. The Company primarily operates from an office in Guatemala, and its customers are primarily located in Central America. In January 2002, the Company got approval to open a branch office in Costa Rica.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for funds included in "deposits with clearing organizations." Purchases and sales of securities included in deposit with clearing organizations are considered to be operating activities for purposes of the cash flow statement. Funds on deposit at banks may exceed the federally insured limits during the year.

Securities – Securities owned and securities sold, not yet purchased, are valued at market value. Any difference between cost or amortized cost and market is included in income. At June 30, 2003 securities sold, not yet purchased, consist of corporate stocks of $69,995 and Mexican corporate bonds of $45,367.

Receivable – Unsettled Trades – The receivable for unsettled trades represents monies to be received when securities sales, traded before the balance sheet date, settle after the balance sheet date. Such monies were received the third business day of July.

Furniture and Equipment – Furniture and equipment are recorded at cost and are depreciated over the useful lives of the assets of 5 to 7 years on an accelerated method. These assets are located in Guatemala. Additional furniture and equipment used by the Company is owned by the parent corporation, and consideration for its use is included in the management fee paid by the Company. Therefore, such assets are not included in furniture and equipment.

Commission Revenue and Transaction Trading - Commission revenue and transaction trading profits are recorded on a trade date basis as securities transactions occur. A substantial portion of transaction trading profits in the year ended June 30, 2003 and 2002 were realized on sales of Central American bonds to entities in Guatemala.

Income Taxes - Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 109. The Company files United States Federal and Florida income tax returns.

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments - The carrying amounts of all financial instruments approximate fair values. The following assumptions are used for securities:

Securities - money funds: because of the short maturity of those instruments, cost approximates fair value.

Securities – U.S. Treasuries and Bonds and Stocks: the carrying value is based upon quoted market prices, a reasonable estimate of fair value.

For commissions receivable, accrued interest receivable, deposits with and payables to clearing organizations, accounts payable and accrued expenses and income taxes payable, carrying value approximates fair value due to the short term nature of these assets and liabilities.

Estimates - These financial statements include estimates made by management as required by generally accepted accounting principles.

NOTE 2 – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations consist of the following at June 30:

	2003	2002
Cash	$219,026	$150,320
Money Funds	85,466	371,282
Securities - U.S. Treasuries, at fair market value, six-month maturity	111,817	110,724
	$416,309	$632,326

NOTE 3 - FIXED ASSETS

Fixed assets at June 30 consisted of the following:

	2003	2002
Office Furniture	$ 31,462	$ 31,462
Office Equipment	2,309	9,766
Computer Equipment	11,157	38,620
Total Cost	44,928	79,848
Accumulated Depreciation	(41,807)	(73,934)
	$ 3,121	$ 5,914

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 2003 and 2002

NOTE 4 - INCOME TAXES

Income tax for the years ended June 30, 2003 and 2002 are comprised of federal income taxes of $6,000 and $15,000, respectively, and state income taxes of $2,000 and $3,500, respectively.

NOTE 5 - REFERRAL AGREEMENTS AND CONTINGENCY

The Company entered into a fully disclosed clearing agreement with Pershing Division, Donaldson, Lufkin & Jenrette Securities Corporation (hereafter Pershing) on January 6, 1997, for purposes of clearing its proprietary and certain customer transactions. In accordance with the agreement, a clearing deposit of $100,000 is held by Pershing and is included in deposits with clearing organizations. The agreement also provides for fees for clearing services and data communications and transmissions. The agreement is cancelable by either party with 90 days notice. The Company is liable for any losses incurred by Pershing due to customer's failure to fulfill obligations under the customer's account.

The Company referred customers to Donaldson, Lufkin and Jenrette Securities Corporation (hereafter DLJ) under a verbal referral agreement through December 2002. In consideration for the referrals, DLJ paid the Company commissions based upon gross customer transactions. This agreement was terminated in January 2003.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Cuscatlan Bank and Trust Ltd. (CBT). Under an agreement with the Company, CBT and its subsidiary Cuscatlan Securities, Ltd., perform introducing broker activities in Guatemala on behalf of the Company in exchange for a monthly administration fee. The administration fees charged include a base fee and a fee based upon a percentage of commission and trading income, as determined annually. These fees aggregated $230,600 and $345,000 for the years ended June 30, 2003 and 2002, respectively.

At June 30, 2003 and 2002, the Company accrued $14,600 and $407,914, respectively, in administration fees due to Cuscatlan Securities, Ltd. in 2003 and Cuscatlan Bank and Trust Ltd. in 2002. The 2002 amount was paid in September 2002.

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 2003 and 2002

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $430,608, which was $421,522 in excess of its required net capital of $9,086. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.

SCHEDULE I

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of June 30, 2003

Computation of Net Capital:		
Total ownership equity from Statement of Financial Condition, qualified for Net Capital		$457,271
Deductions for non-allowable assets -		
Prepaid Expenses	$ 5,955	
Furniture and Equipment	3,121	
		(9,076)
Net Capital before haircuts on securities positions		448,195
Haircuts on securities -		
Trading and investment securities		(15,514)
Undue Concentration		(2,073)
Net Capital		$430,608
Computation of Aggregate Indebtedness:		
Total A.I. liabilities from Statement of Financial Condition		$135,611
Computation of Basic Net Capital Requirement:		
Minimum net capital required at 6.7%		$ 9,086
Minimum dollar net capital requirement		5,000
Net Capital Requirement		9,086
Excess Net Capital		421,522
Excess Net Capital at 1000 percent		417,047
Ratio: Aggregate indebtedness to net capital		0.31 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of June 30, 2003):		
Net Capital as reported in Company's Part II (Unaudited) FOCUS report		$463,530
Net audit adjustments to ownership equity (primarily management fee and income taxes)		(14,093)
Increase in non-allowed assets, due to audit adjustments for income taxes		(2,951)
Correction of Haircuts on Securities – Net Short Positions		(13,805)
Correction of Haircuts on Securities – Undue Concentrations		(2,073)
Net capital per above		$430,608

SCHEDULE II

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2003

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(B) since the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



J.D. GILBERT & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

600 West Hillsboro Blvd., Suite 510, Deerfield Beach, Florida 33441 · (954) 419-1000 · Fax (954) 419-1040
Toll Free (888) 419-2727 · E-Mail cpas@jdgilbert.com

Board of Directors
Cuscatlan Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Cuscatlan Securities Corp., for the year ended June 30, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cuscatlan Securities Corp., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Deerfield Beach, Florida
August 26, 2003